CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
April 10, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 001-14901

Dear Ms. Jenkins:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated April 4, 2013. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1.
In your letter dated April 30, 3012, in response to our prior comments 2, 4 and 7 from our letter dated April 20, 2012, you agreed to expand your disclosure in your 2012 Form 10-K. We were unable to identify the expanded disclosures that are responsive to our comments. Please show us where such revisions were made or revise.

Company Response:

We have reviewed our 2012 Form 10-K disclosures for the items identified in our response to your letter dated April 20, 2012. We have discovered the inadvertent omission of the statements we previously agreed to include. In order to correct the inadvertent omission of additional language suggested by the staff, we will include the previously agreed upon language in the 10-Q for the quarter ended March 31, 2013. These additional disclosures will be included as indicated below. We apologize for the oversight and will include the disclosures in all 2013 Form 10-Q and Form 10-K filings.

•	In response to our prior comment 2, you indicated you would revise your disclosure of reserves to comply with Item 1202(a)(7) of Regulation S-K;

•	In response to our prior comment 7, you indicated you would revise your segment disclosures to comply with FASB ASC 280-10-50-22

Due to gas reserve detail not being included in normal quarterly filings, the Company will disclose the following additional information (changes from the original disclosure are underscored) in

Note 14 - Segment Information in the 10-Q for the quarter ended March 31, 2013 and future filings. Using the March 31, 2012 10-Q segment as filed as an example, the following underscored language will be added to the 2013 10-Q filing.

CONSOL Energy has two principal business divisions: Coal and Gas. The principal activities of the Coal division are mining, preparation and marketing of thermal coal, sold primarily to power generators, and metallurgical coal, sold to metal and coke producers. The Coal division includes four reportable segments. These reportable segments are Thermal, Low Volatile Metallurgical, High Volatile Metallurgical and Other Coal. Each of these reportable segments includes a number of operating segments (mines or type of coal sold). For the three months ended March 31, 2012, the Thermal aggregated segment includes the following mines: Bailey, Blacksville #2, Enlow Fork, Fola Complex, Loveridge, McElroy, Miller Creek Complex, Robinson Run and Shoemaker. For the three months ended March 31, 2012, the Low Volatile Metallurgical aggregated segment includes the Buchanan Mine and Amonate Complex. For the three months ended March 31, 2012, the High Volatile Metallurgical aggregated segment includes: Bailey, Blacksville #2, Enlow Fork, Fola Complex, Loveridge and Robinson Run coal sales. The Other Coal segment includes our purchased coal activities, idled mine activities, as well as various other activities assigned to the Coal division but not allocated to each individual mine. The principal activity of the Gas division is to produce pipeline quality natural gas for sale primarily to gas wholesalers. The Gas division includes four reportable segments. These reportable segments are Coalbed Methane, Marcellus, Shallow Oil and Gas and Other Gas. The Other Gas segment includes our purchased gas activities as well as various other activities assigned to the Gas division but not allocated to each individual well type. CONSOL Energy's All Other segment includes terminal services, river and dock services, industrial supply services and other business activities. Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on sales less identifiable operating and non-operating expenses. Assets are reflected at the division level, coal, gas and other only and are not allocated between each individual segment. This presentation is consistent with the information regularly reviewed by the chief operating decision maker. The assets are not allocated to each individual segment due to the diverse asset base controlled by CONSOL Energy, where each individual asset may service more than one segment within the division. An allocation of such asset base would not be meaningful or representative on a segment by segment basis.
Annually, the preparation of our gas reserve estimates are completed in accordance with CONSOL Energy's prescribed internal control procedures, which include verification of input data into a gas reserve forecasting and economic evaluation software, as well as multi-functional management review. The input data verification includes reviews of the price and cost assumptions used in the economic model to determine the reserves. Also, the production volumes are reconciled between the system used to calculate the reserves and other accounting/measurement systems. The technical employee responsible for overseeing the preparation of the reserve estimates is a petroleum engineer with over 18 years of experience in the oil and gas industry. Our 2012 gas reserve results, which are reported in the Supplemental Gas Data year ended December 31, 2012 Form 10-K, were audited by Netherland Sewell. The technical person primarily responsible for overseeing the audit of our reserves is a registered professional engineer in the state of Texas with over 14 years of experience in the oil and gas industry.

•	In response to our prior comment 4, you indicated you would revise your inventory accounting policy to clarify if depreciation, depletion and amortization are included in your inventory costs; and,

Company Response:

The inventory disclosure in Note 6 - Inventories in the 10-Q for the quarter ended March 31, 2013 and future filings will be revised to include the language underscored below.

Inventories are stated at the lower of cost or market. The cost of coal inventories is determined by the first-in, first-out (FIFO) method. Coal inventory costs include labor, supplies, equipment costs, operating overhead, depreciation, depletion and amortization, and other related costs.

Financial Statements and Supplementary Data
Note 10 - Property, Plant and Equipment, page 145

2.
We note you disclose that certain capitalized amounts related to “properties where mining or drilling operations have not yet commenced or have ceased” are not amortized. Please tell us the amount specifically related to properties where mining or drilling operations have ceased, and quantify the amounts related to mining activities separately from the amounts related to oil and gas producing activities. For individually significant projects, please also tell us the status of the operations and why you continue to carry the capitalized amounts subsequent to the cessation of mining or drilling operations.

Company Response:
The following table details the capitalized amounts related to properties where mining or drilling operations have not yet commenced or have ceased as of December 31, 2012:

(Dollars in Thousands)
	Coal		Gas
	Ceased Operations	Not Yet Commenced Operations	Ceased Operations	Not Yet Commenced Operations	Total as Disclosed
Unproven gas properties	$—	$—	$—	$1,266,444	$1,266,444
Coal properties	85,966	301,328	—	—	387,294
Leased coal lands	78,255	47,830	—	—	126,085
Mine development	—	146,138	—	—	146,138
Coal advance mining royalties	30,275	27,051	—	—	57,326
Airshafts	—	36,674	—	—	36,674
Gas advance royalties	—	8,229	—	—	8,229
Total	$194,496	$567,250	$—	$1,266,444	$2,028,190

Ceased operations in the coal division represent previously producing properties that have been idled primarily due to existing market demand. As detailed above, capitalized costs remaining for these projects consist of coal properties, leased coal land and coal advanced mining royalties. These amounts represent the historical cost of the in-place coal reserves and associated advance royalty payments. There are no remaining capitalized costs for mine development or airshafts associated with these properties. Projects included in this category have been tested for impairment when indicators were present, or at least annually. These projects are tested for impairment using the discounted cash flow methodology if the mine is expected to resume production near term. If production is not estimated in the near term, a fair value market approach is used. This methodology includes the value of an in-place coal reserve and the value of the infrastructure in place, if applicable, using recent market information such as, recent transactions closed by the Company, recent bids for assets the Company has marketed, recent deals disclosed by other companies, or any other information the Company is able to determine. These procedures were completed in 2012 and no impairments were indicated. In addition to being assessed annually for impairment, the remaining reserves associated with these complexes are evaluated for assignment to adjacent active mines as the Company redefines its long range mining plan.

The most significant projects in this category are;

•
the VP mining complex with total unamortized costs of $68.9 million, coal reserves of 32.5 million tons, and potential coal resources (not meeting criteria to meet classification as a reserve at December 31, 2012) of 13.2 million tons; and

•	the Hamilton mining complex with total unamortized costs of $100.1 million, coal reserves of 148.6 million tons and potential coal resources of 43.9 million tons.

The Company continues to maintain the current existing leases and the current existing temporary inactive permit status in these areas. This includes continuing to pay advance mining royalties in these areas, where applicable. The Company believes the in-place coal reserves and resources continue to have sufficient economic value relative to the associated asset's carrying cost.
__________________________

Based on the responses provided, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4367. My fax number is
(724) 485-4834.

Very truly yours,

/s/ Lorraine L. Ritter
Lorraine L. Ritter
Vice President and Controller
(Principal Accounting Officer)